

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2017

<u>Via E-Mail</u>

Herbert F. Kozlov
Reed Smith LLP
599 Lexington Avenue
New York, NY 10022

> **Re: ProPhase Labs, Inc.**
> **Schedule TO-I filed August 25, 2017**
> **File No. 5-84809**

Dear Mr. Kozlov:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comment below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

Please respond to this letter by providing the analysis requested in a response letter or by amending your filing to comply with Rule 13e-3.

<u>General</u>

1. Please confirm (and explain why) this issuer tender offer does not constitute the first step in a going private transaction. In this regard, we note that the Company has recently sold substantially all of its assets and if fully subscribed, the Company will repurchase 24.7% of its common stock in this offer. While we note the offer condition that this tender offer will not cause the delisting of these shares from the NASDAQ, please be aware that Rule 13e-3 can apply to the first step in a series of transactions having the requisite going-private effect. See Rule 13e-3(a)(3). In addition, we note that Item 6 of Schedule TO and Item 1006(c) of Regulation M-A require the Company to discuss any future plans for an extraordinary transaction of the kind listed in Item 1006(c)(1)-(9).

Please provide the requested analysis promptly in a response letter. We may have further comments; therefore, please allow adequate time for further staff review. Please transmit the letter via EDGAR under the label "CORRESP."

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

     Please direct any questions about this comment or your filing to me at 202-551-3263.

                Sincerely,

                /s/ Christina Chalk

                Christina Chalk
                Senior Special Counsel
                Office of Mergers and Acquisitions